Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 11, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9923
Electric and Future Vehicle and Technology Portfolio Series
(the “Trust”)
CIK No. 1893438 File No. 333-262013

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Consider adding “(as defined below)” for consistency and clarity after “Technology companies” in the “Objective” section of the prospectus.

Response:       The prospectus has been revised in accordance with the Staff’s comment.

2.       To be consistent with the disclosure in the First Trust S-Network Future Vehicles & Technology ETF, if true, please disclose that the Trust intends to invest in Technology companies with an emphasis on the development and supply of technology essential to future automotive manufacturing.

Response:       The prospectus has been revised in accordance with the Staff’s comment.

3.       Since this is a fixed portfolio, please disclose how much of the portfolio will be invested in Electric and Future Vehicle companies and how much in Technology companies.

Response:        The Trust believes the disclosure as currently presented is appropriate for investor comprehension, but supplementally confirms that at least 50% of the Trust’s portfolio invests in Electric and Future Vehicle companies and that Electric and Future Vehicle companies and Technologies companies will comprise at least 80% of the Trust’s portfolio.

4.       Please briefly describe the Index (i.e., index methodology and how the constituents are chosen).

Response:       The prospectus has been revised to add the following disclosure:

The portfolio is selected from an initial universe of Electric and Future Vehicle companies and Technology companies in the S-Network Electric & Future Vehicle Ecosystem Index (the “Index”) as well as other companies that meet the Trust’s 80% test described above. The Index seeks to provide exposure to companies with securities listed on recognized global securities exchanges that are electric and future vehicle ecosystem companies, which include companies in one of the following sectors: (a) electric and autonomous vehicle manufacturing; (b) enabling technologies; or (c) enabling materials. In order to be eligible for inclusion in the Index, a company’s stock must also trade on a recognized stock exchange and have: (i) a minimum market capitalization of $500 million; (ii) a minimum float-adjusted market capitalization of $100 million; (iii) a minimum free float factor of 20%; and (iv) a minimum average daily trading value for the previous three months of $5 million.

5.       Please disclose what criteria is used to select companies that have devoted material resources or made material commitments to the development and sale of electric and autonomous vehicle technologies.

Response:       The above-referenced disclosure has been removed from the prospectus. Please refer to the Trust’s response to Comment 4 above.

6.       Please explain more clearly how the Trust evaluates each of the fundamental, valuation, technical, and qualitative factors in evaluating the stocks from the initial universe in conjunction with the estimated value and economic margin, which are explained in the following paragraph.

Once the above evaluations are completed, please describe how the Trust ultimately arrives at the 25 stocks that make up the final portfolio. Is it based on a ranking assigned to each component of the Index or based on a weighting of the above evaluations?

Response:       The disclosure has been revised as follows:

Next, we examine the historical financial results of the stocks from the initial universe. The stocks are then evaluated using: (1) fundamental factors (including the amount of debt a company has, the consistency of a company’s revenues and the company’s cash reserves, sales, earnings and cash flow growth); (2) valuation factors (including ratios such as price/earnings, price/sales, price/earnings to growth, price/book, price/cash flow and dividend yield); (3) technical factors (including price momentum, changes to earnings estimates, earnings per share and cash flow surprises); and (4) qualitative factors (including information gathered from sources such as earnings calls, sell-side conferences, media publications, industry and economic conditions, monetary/fiscal policy announcements, sell-side research and corporate publications).

An estimated value is then calculated for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company's internal rate of return against an estimate of a company's cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The CFROI and EM methods provide a discounted cash flow expectation for each company. Preference is given to stocks that model cash flows in excess of the market equity charge and which have investment opportunities to reinvest these cash flows into above cost-of-capital opportunities.

After considering the above factors and valuations, the equity analysts select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

The final portfolio consists of 25 approximately equally weighted stocks.

7.       The Staff notes that the disclosure states, “After considering the above factors together, equity analysts make a final determination and select the stocks with the best prospects for above-average capital appreciation by identifying those that meet our investment objective, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.”

This sentence suggests all the factors are weighted together, but the previous paragraph suggests that estimated value calculation is weighted more heavily. Please reconcile.

Additionally, the Staff notes that above-average capital appreciation is the Trust’s objective. The above-referenced sentence/lead-in doesn’t make sense.

Response:       Please refer to the Trust’s response to Comment 6 above.

8.       The Staff notes that the sentence below “Additional Portfolio Contents” does not appear to describe additional investments. Please revise to state that the Trust invests in securities that pay dividends, foreign securities and companies of various capitalizations or otherwise describe the characteristics of the Trust’s investments.

Response:       The purpose of the “Additional Portfolio Contents” section is to describe investments that, while not part of the Trust’s selection process, are investments that the Trust has exposure to. The section will be revised to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.”

Risk Factors

9.       Given the investment focus of the Trust, please consider whether the “Information Technology” risk should appear higher in the list of principal risks. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:       In accordance with the Staff’s comment, the “Concentration Risk,” “Information Technology” risk and “Electric Vehicles Market Risk” have been moved earlier in the “Principal Risks” section after “Dividends” risk.

10.       According to the GICS Industry Classifications, the Automobile & Components industry falls within the Consumer Discretionary sector. Please explain to the Staff why the Trust is not also concentrated in the Consumer Discretionary sector based on the Trust’s investment in the electric vehicles market.

Response:       If, based on the Trust’s final portfolio, the Trust is concentrated in any sectors, appropriate disclosure will be added to the Trust’s prospectus.

11.       If the Trust will invest in companies with operations in emerging markets, please add applicable risks.

Response:       If, based on the Trust’s final portfolio, the Trust invests in companies with operations in emerging markets, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon